02053325

BB 10/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEP 30 2002 MAIL PROCESSING SECTION WASH. D.C. 164

SEC FILE NUMBER
8-24977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BUETER AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 EAST CAMPUS VIEW BLVD SUITE 115
(No. and Street)

COLUMBUS (City) OHIO (State) 43235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SEAN R. BUETER 614-885-9734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LONGANBACH GIUSTI KUCK & HORNBERGER, LLC
(Name – *if individual, state last, first, middle name*)

50 WEST BROAD STREET SUITE 1400 (Address) COLUMBUS (City) OHIO (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SEAN R, BUETER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUETER AND COMPANY, INC., as of JULY 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

KAREN K. MESENBURG
Notary Public, State of Ohio
My Commission Expires 03-31-04

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUETER AND COMPANY, INC.

REPORT ON AUDIT OF THE
FINANCIAL STATEMENTS

July 31, 2002 and 2001

LONGANBACH GIUSTI KUCK & HORNBERGER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

NEAL L. LONGANBACH, CPA
THOMAS P. GIUSTI, CPA
RONALD M. KUCK, CPA
JOHN W. HORNBERGER, CPA

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
BKR INTERNATIONAL
Independent Member

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bueter and Company, Inc.

We have audited the accompanying statements of financial condition of Bueter and Company, Inc. as of July 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bueter and Company, Inc. as of July 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Longanbach Giusti Kuck & Hornberger, LLC

August 22, 2002

50 West Broad Street • Suite 1400 • Columbus, Ohio 43215-5999
614/461-1752 614/469-9989 FAX
lgkh@compuserv.com

BUETER AND COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION
July 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets:		
Cash and cash equivalents	$ 30,100	$ 37,865
Deferred income taxes	2,701	1,328
Prepaid management fee		74
Prepaid federal income tax	182	182
Total current assets	32,983	39,449
Property and Equipment, Net	3,751	7,671
Total Assets	$ 36,734	$ 47,120

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Current Liabilities		
Deferred taxes		$ 703
Management fee payable	$ 3,065	
Total current liabilities	3,065	703
Common Stock, no par value, 750 shares authorized, 500 issued and outstanding	10,000	10,000
Additional Paid-In Capital	5,000	5,000
Retained Earnings	18,669	31,417
Total shareholders' equity	33,669	46,417
Total Liabilities and Shareholders' Equity	$ 36,734	$ 47,120
Book Value Per Share	$ 67.34	$ 92.83

The accompanying notes are part of the financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF OPERATIONS
For the years ended July 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions and fees	$ 412,986	$ 884,933
Expenses:		
Management fee	286,392	639,176
Commissions	111,521	212,117
Other administrative expenses	30,355	45,015
	428,268	896,308
Operating Loss	(15,282)	(11,375)
Other Income:		
Interest income	458	2,072
Loss Before Income Taxes	(14,824)	(9,303)
Income tax benefit	2,076	1,274
Net Loss	$ (12,748)	$ (8,029)
Net Loss Per Share	$ (25.50)	$ (16.06)

The accompanying notes are part of the financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended July 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances, August 1, 2000	$ 10,000	$ 5,000	$ 39,446
Net loss			(8,029)
Balances, July 31, 2001	10,000	5,000	31,417
Net loss			(12,748)
Balances, July 31, 2002	$ 10,000	$ 5,000	$ 18,669

The accompanying notes are part of the financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CASH FLOWS
For the years ended July 31, 2002 and 2001

	2002	2001
Cash Flows From Operating Activities:		
Net loss	$ (12,748)	$ (8,029)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	6,008	5,988
Deferred taxes	(2,076)	(1,274)
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Prepaid management fee	74	(74)
Increase in liabilities:		
Management fee payable	3,065	
Net cash used for operating activities	(5,677)	(3,389)
Cash Flows From Investing Activities:		
Purchase of property and equipment	(2,088)	
Net Decrease in Cash	(7,765)	(3,389)
Cash and Cash Equivalents, Beginning of year	37,865	41,254
Cash and Cash Equivalents, End of year	$ 30,100	$ 37,865

The accompanying notes are part of the financial statements.

BUETER AND COMPANY, INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bueter and Company, Inc., an Ohio corporation formed in 1979, is an investment advisory firm registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940. The Company provides its services to individuals, corporations, and other investment advisors. The Company's primary investment activity is retirement planning.

Cash and Cash Equivalents

For purposes of the financial statements, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment consists of office equipment and furniture and fixtures which are stated at cost and depreciated over the estimated useful lives of the assets ranging from five to seven years. These assets are shown net of accumulated depreciation of $65,536 and $59,528 at July 31, 2002 and 2001, respectively.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Bueter and Company, Inc. reports its operations for income tax purposes on the cash basis of accounting and, therefore, receivables and certain payables are not reflected in taxable income.

Book Value and Earnings Per Share

Book value per share is based upon the number of shares outstanding at July 31, 2002 and 2001, respectively. Earnings per share are based upon the weighted average number of shares outstanding during the years ending July 31, 2002 and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may differ from actual results.

Note 2 - INCOME TAXES

The benefit from income taxes at July 31, 2002 and 2001 consists of deferred income taxes of $2,076 and $1,274 respectively.

The Company's deferred tax asset at July 31, 2002 is the result of net operating loss carry-forwards.

Note 3 - RELATED PARTY TRANSACTIONS

The Company has a management agreement with Bueter and Associates, Inc., a related entity that is controlled by the Company's President and principal stockholder. The management agreement provides that certain expenses incurred by Bueter and Associates, Inc. as a result of activities on behalf of the Company will be borne by Bueter and Associates, Inc. In return for this benefit, the Company is required to pay Bueter and Associates, Inc. 95% of revenues earned, net of commissions paid to brokers. The Company incurred management fees of $286,392 and $639,176 for the years ended July 31, 2002 and 2001, respectively.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors,
Bueter and Company, Inc.

Our report on our audit of the financial statements of Bueter and Company, Inc. as of July 31, 2002 appears previously in this report. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I is presented only for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Longanbach Giusti Kuck & Hornberger, LLC

August 22, 2002

BUETER AND COMPANY, INC.

SCHEDULE I - NET CAPITAL COMPUTATION
For the years ended July 31, 2002 and 2001

As required by Rule 15c3-1 of the Securities and Exchange Commission's Uniform Net Capital Rule, net capital at July 31, 2002 and 2001 is computed as follows:

	2002	2001
Total Equity	$ 33,669	$ 46,417
Less unallowable assets:		
Equipment	3,751	7,671
"Haircut" on money market funds	470	502
Prepaid management fee		74
Deferred tax asset	2,701	1,328
Federal income taxes receivable	182	182
Total unallowable assets	7,104	9,757
Net Capital	$ 26,565	$ 36,660
Net Capital Requirement	$ 5,000	$ 5,000

There is no material difference in net capital reflected in the unaudited focus reports filed by Bueter and Company, Inc. at July 31, 2002 and 2001 and the amounts computed above.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Bueter and Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bueter and Company, Inc. (the Company), for the year ended July 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that relay on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Longanbach Giusti Kuck & Hornberger, LLC

Longanbach Giusti Kuck & Hornberger, LLC
Columbus, Ohio

August 22, 2002